                                                                     EXHIBIT 2.1






                     MEMBERSHIP INTEREST PURCHASE AGREEMENT

                                 by and between

                            MARIN CAPITAL CORPORATION

                                       and

                            VERSO TECHNOLOGIES, INC.

                                   dated as of

                                January 12, 2001






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Schedules

Schedule 2.4(b)         Outstanding Checks
Schedule 5.1(a)    -    Foreign Qualifications-Company
Schedule 5.1(b)         Foreign Qualifications-Squirrel (CAN)
Schedule 5.3       -    Conflicts
Schedule 5.7(a)    -    November 30 Financial Statements
Schedule 5.7(b)    -    Liabilities not Disclosed on November 30 Balance Sheet
Schedule 5.8       -    Changes Since Balance Sheet Date
Schedule 5.9       -    Litigation
Schedule 5.10      -    Proprietary Rights
Schedule 5.11           Squirrel Leases
Schedule 5.12      -    Material Contracts
Schedule 5.13      -    Leased Real Property
Schedule 5.14      -    Tangible Personal Property
Schedule 5.15      -    Governmental Permits and Licenses
Schedule 5.17      -    Employment Agreements and Arrangements
Schedule 5.18      -    Employee Benefit Plans
Schedule 5.19      -    Insurance
Schedule 5.20      -    Bank Accounts
Schedule 5.21      -    Environmental Matters
Schedule 5.22           Terminated Employees



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                     MEMBERSHIP INTEREST PURCHASE AGREEMENT


                  This MEMBERSHIP INTEREST PURCHASE AGREEMENT (the "AGREEMENT"), dated as of January 12, 2001 is entered into by and between Marin Capital Corporation, a British Columbia company (the "PURCHASER"), and Verso Technologies, Inc., a Minnesota corporation ("SELLER").

                                    RECITALS

                  The Purchaser desires to purchase from the Seller, and the Seller desire to sell to the Purchaser, for the consideration stated herein, all of the outstanding membership interests of Squirrel Systems, LLC, a Georgia limited liability company (the "COMPANY") and successor to Squirrel Systems, Inc., a Georgia corporation ("PREDECESSOR"), on the terms and subject to the conditions set forth herein.

                                    COVENANTS

                  NOW, THEREFORE, in consideration of the foregoing and the premises set forth herein, the parties hereto, intending to be legally bound, hereby agree as follows:

                                   ARTICLE I

                         DEFINITIONS AND INTERPRETATION

         1.1 Defined Terms. Certain capitalized terms used herein are defined parenthetically in this Agreement. Capitalized terms used but not defined parenthetically herein are defined in Article X hereto. The meanings assigned to such terms shall be applicable to each use of such terms throughout this Agreement.

         1.2 Singular and Plural; Gender. Whenever appropriate in the context, terms used in this Agreement in the singular also include the plural, and vice versa, and each masculine, feminine or neuter pronoun shall also include the other genders.

         1.3 Meaning of "Including". As used herein, the word "including" shall be deemed to mean "including, without limitation," unless otherwise expressly provided in any instance.

         1.4 Headings. The article, section and other headings in this Agreement are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions of this Agreement.

         1.5 Drafting. The parties have participated jointly in the negotiation and drafting of this Agreement, and they agree that any ambiguity or question of intent or interpretation that may arise shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.


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                                   ARTICLE II

                      MEMBERSHIP INTEREST PURCHASE; CLOSING

         2.1 Purchase and Sale of the Membership Interests. On the terms and subject to the conditions set forth in this Agreement, the Seller agrees to sell and deliver to the Purchaser, and the Purchaser agrees to purchase and accept from the Seller (the "ACQUISITION"), in consideration of the Purchase Price set forth in Section 2.2 below, all of issued and outstanding membership interests of the Company (the "MEMBERSHIP INTERESTS").

         2.2 Purchase Price and Payment. The consideration to be paid by the Purchaser to the Seller in connection with the Acquisition (the "PURCHASE PRICE") shall be (US) $8.5 million. The Purchase Price shall be payable in cash delivered to the Seller at Closing.

         2.3 Completion of Purchase and Sale. The closing of the Acquisition (the "CLOSING") shall take place no later than five days after the satisfaction or waiver of all the conditions to Closing set forth in Article VII hereof or such other date that the Seller and the Purchaser shall mutually agree upon in writing. The date on which the Closing actually occurs is referred to herein as the "CLOSING DATE". In no event shall the Closing take place after January 12, 2001 (the "DROP-DEAD DATE").

         2.4 Purchase Price Adjustment.


               (a) Following Closing, an additional amount shall be transferred between the Seller and Purchaser, to the extent that the Intercompany Account Balance as of the Closing Date is greater than or less than $8,196,174 (the "AGREED UPON BALANCE"). For purposes of this Agreement, "INTERCOMPANY ACCOUNT BALANCE" shall mean the account established between Seller (and its affiliates) on the one hand, and the Company and its subsidiary on the other hand, which records the net obligations between such parties.

               (b) Seller shall prepare and deliver to Purchaser, within 10 days following the Closing Date, a reconciliation of the Intercompany Account Balance calculated as of the Closing Date (the "CLOSING DATE BALANCE"). The Closing Date Balance shall be prepared in a manner consistent with the preparation of the Intercompany Account Balance for November 30, 2000 previously delivered to Purchaser (including netting the aggregate amount of the outstanding checks set forth on Schedule 2.4(b) against the Intercompany Account Balance); provided, however, that if the Closing Date occurs on or before January 12, 2001, the Closing Date Balance shall exclude, for all periods following September 30, 2000, any management fees payable by the Company and its subsidiary to Seller.

               (c) Purchaser may object to the Closing Date Balance by delivery of a written statement of objections (stating the basis of the objections with reasonable specificity) to Seller within 10 days following delivery of the Closing Date

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                    Balance. If Purchaser makes such objection, Seller and
                    Purchaser shall seek in good faith to resolve such differences within 10 days following the delivery of such objections. If Purchaser does not so object to the Closing Date Balance within such 10 day period, the Closing Date Balance shall be considered final and binding upon the parties. If Purchaser and Seller are unable to mutually resolve any disputes with respect to the Closing Date Balance within the periods described above, the parties shall, within 10 days following the expiration of such periods, engage the Atlanta office of Ernst and Young (the "MEDIATOR") to act as a Mediator and determine, in accordance with the provisions of this Section 2.4, the appropriate Closing Date Balance.

               (d) If the Mediator is engaged pursuant to this Section 2.4, then, within 10 days of the engagement, the Mediator shall be furnished with a copy of this Agreement, a letter from Purchaser describing Purchaser's position on the disputed amount and a letter from Seller describing Seller's position on the disputed amount. Neither party shall make any additional submission except pursuant to the Mediator's written request. The Mediator shall have 30 days to review such documents and such other information as the Mediator deems appropriate. Within such 30-day period, the Mediator will furnish both parties with its written determination with respect to each of the unresolved issues in dispute. In arriving at its determination, the Mediator may select either the Purchaser's or Seller's position, or make its own determination. The determination of the Mediator with respect to the Closing Date Balance will be final and binding upon the parties and a judgment, based on the Mediator's determination, may be entered into a court of competent jurisdiction. The fee of the Mediator shall be borne by Seller, if the mediator accepts Purchaser's position, by Purchaser, if the Mediator accepts Seller's position, and by Seller and Purchaser equally if the Mediator accepts neither the Seller's nor the Purchaser's position. In the process of preparing and reviewing the Closing Date Balance and conducting of review by either party or the Mediator, each party will grant the other party all reasonable access to the records of the business and any workpapers, including auditor's workpapers, prepared with respect to the Closing Date Balance.

               (e) On the Closing Date, but immediately prior to consummation of the Transactions, the Closing Date Balance shall be eliminated. Any intercompany account between the Company and its subsidiary existing on the Closing Date shall also be eliminated.

If the Closing Date Balance is less than the Agreed Upon Balance, Purchaser shall remit such difference to Seller within three business days following final determination of the Closing Date Balance. If the Closing Date Balance is greater than the Agreed Upon Balance, Seller shall pay such difference to Purchaser within three business days following final determination of the Closing Date Balance.


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         2.5   Earnout Amount.

               (a) The Purchaser agrees to pay to or for the account of the Seller the Earnout Amount (as defined below) in the event Consolidated Net Earnings Before Taxes (as defined below) for fiscal year 2001 exceeds (US) $1.7 million. The Earnout Amount shall be paid within 10 days of the issuance of the report of independent public accountants on the Company's audited consolidated financial statements for fiscal year 2001. The Company shall complete the audit no later than March 31, 2002.

               (b) "EARNOUT AMOUNT" shall mean an amount (not to exceed (US) $1.5 million) equal to the product of (i) two and (ii) the amount of Consolidated Net Earnings Before Taxes in excess of (US) $1.7 million. By way of example only, if Consolidated Net Earnings Before Taxes for fiscal year 2001 is (US) $2.1 million, the Earnout Amount would be (US) $800,000 ($400,000 x 2). "CONSOLIDATED NET EARNINGS BEFORE TAXES" shall mean the Company's Consolidated Net Earnings Before Taxes as reflected on the Company's audited statements of income for the fiscal year ending December 31, 2001 and determined in accordance with Canadian GAAP, excluding payments made by the Company to affiliates and members of the Company in excess of $2,500 per month and all amounts paid or accrued in respect of compensation not consistent with past practice, but including payments of interest to affiliates and members of the Company not to exceed $350,000.

               (c) Seller may object to the calculation of Consolidated Net Earnings Before Taxes by delivery of a written statement of objections (stating the basis of the objections with reasonable specificity) to Purchaser within 10 days following delivery of the audited financial statements. If Seller makes such objection, Seller and Purchaser shall seek in good faith to resolve such differences within 10 days following the delivery of such objections. If Purchaser and Seller are unable to mutually resolve any disputes with respect to the calculation of Consolidated Net Earnings Before Taxes within the periods described above, the parties shall, within 10 days following the expiration of such periods, engage the Vancouver, British Columbia office of Ernst and Young ("E&Y") to review the Company's auditor's workpapers and management's calculation of Consolidated Net Earnings Before Taxes to determine, in accordance with Canadian GAAP and the provisions of this Section 2.5, the appropriate calculation of Consolidated Net Earnings Before Taxes.

               (d) If E&Y is engaged pursuant to this Section 2.5, then, within 10 days of the engagement, E&Y shall be furnished with a copy of this Agreement, a letter from Seller describing Seller's position on the disputed amount and a letter from Purchaser describing Purchaser's position on the disputed


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                    amount. Neither party shall make any additional submission except pursuant to E&Y's written request. E&Y shall have 30 days to review such documents and such other information as E&Y deems appropriate. Within such 30-day period, E&Y will furnish both parties with its written determination with respect to each of the unresolved issues in dispute. In arriving at its determination, E&Y may select either the Purchaser's or Seller's position, or make its own determination. The determination of E&Y with respect to the calculation of Consolidated Net Earnings Before Taxes will be final and binding upon the parties and a judgment, based on E&Y's determination, may be entered into a court of competent jurisdiction. The fee of E&Y shall be borne by Seller, if E&Y accepts Purchaser's position, by Purchaser, if E&Y accepts Seller's position, and by Seller and Purchaser equally if E&Y accepts neither the Seller's nor the Purchaser's position. In the process of preparing and reviewing the calculation of Consolidated Net Earnings Before Taxes and conducting of review by either party or E&Y, each party will grant the other party all reasonable access to the records of the business and any workpapers, including auditor's workpapers, prepared with respect to the calculation of Consolidated Net Earnings Before Taxes.

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

                  In order to induce the Seller to enter into this Agreement and each of the other Acquisition Documents to which it is or shall be a party, and to consummate the transactions contemplated hereby and thereby, the Purchaser hereby represents and warrants to the Seller on and as of the date hereof and on and as of the Closing Date as follows:

         3.1 Organization and Good Standing. The Purchaser is a British Columbia company duly organized, validly existing and in good standing under the laws of the Province of British Columbia, Canada with all requisite power and authority to own, operate and lease its properties and to carry on its business as now being conducted. The Purchaser is qualified to do business and is in good standing in each jurisdiction in which such qualification is necessary except where the failure to be qualified would not have a Material Adverse Effect on the Purchaser.

         3.2 Power and Authority. The Purchaser has the requisite power and authority to execute, deliver and perform this Agreement and the other Acquisition Documents to which it is or shall be a party and to consummate the transactions contemplated hereby and thereby.

         3.3 Due Authorization. The execution, delivery and performance by the Purchaser of this Agreement and the other Acquisition Documents to which it is or shall be a party and the consummation of the transactions contemplated hereby and thereby by the Purchaser have been duly authorized by all necessary proceedings.


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         3.4 No Conflicts. Neither the execution and delivery by the Purchaser of this Agreement or the other Acquisition Documents to which it is or shall be a party nor the consummation by the Purchaser of the transactions contemplated hereby or thereby:

               (a)  violates or conflicts with the Purchaser's Charter
                    Documents;

               (b) violates, or conflicts with, or constitutes a default under, or results in a breach of, any term or provision of, or requires any consent, authorization or approval under, any term or provision of any Lien, lease, license or other agreement or instrument to which the Purchaser is a party or by which it or its properties are bound, except to the extent that such circumstance would not reasonably be expected to have or result in a material adverse effect on the ability of the Purchaser to consummate the Acquisition and the transactions contemplated in the other Acquisition Documents to which it is a party or to carry out its obligations hereunder or thereunder; or

               (c) (i) legally requires the Purchaser to obtain any Consent from, or make any filing with, any governmental agency, court, body or instrumentality (whether federal, state, local or foreign) ("GOVERNMENTAL AUTHORITY") or other Person or (ii) violates any provision of (x) any Applicable Law or
                    (y) any judicial, administrative or arbitration order, award, judgment, writ, injunction or decree (collectively, "JUDGMENT") to which the Purchaser is a party or to which it or any of its properties are subject but expressly excluding any filing pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, 15 U.S.C. ss.18a, as amended ("HSR ACT"), which the Seller has advised does not apply to this transaction and upon which advice the Purchaser expressly relies in completing this transaction

         3.5 Enforceability. This Agreement is, and when executed and delivered, each of the other Acquisition Documents to which the Purchaser is or shall be a party shall be, a valid and binding agreement of the Purchaser, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other laws affecting the enforcement of creditors rights generally, and the application of equitable principles (whether considered in a proceeding at law or in equity).

         3.6 Financial Ability. The Purchaser has available to it, without any conditions or contingencies, sufficient funds to perform all of its obligations under this Agreement and the other Acquisition Documents, including the payment of the Purchase Price.

         3.7 Litigation. The Purchaser is not engaged in, and there is not, to the knowledge of the Purchaser pending, nor has the Purchaser received any written notice of, any Legal Action which would prevent or otherwise inhibit the Purchaser from consummating the transactions contemplated hereby or carrying out its obligations hereunder or under the other Acquisition Documents to which it is or shall be a party.


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

         3.8 No Brokers. No broker has acted on behalf of the Purchaser in connection with this Agreement, the other Acquisition Documents or the transactions contemplated hereby or thereby, and there are no brokerage commissions, finders' fees or similar fees or commissions payable in connection therewith based on any agreement, arrangement or understanding with the Purchaser or any action taken by the Purchaser.

         3.9 Securities Law Compliance. The Purchaser understands and acknowledges that the Membership Interests have not been registered under the Securities Act or the state securities or blue sky laws of any jurisdiction, and that the transactions contemplated by this Agreement have not been reviewed by, passed on by or submitted to any federal or state agency or commission. The Purchaser is acquiring the Membership Interests for its own account, for investment, and not with a view to, or for resale in connection with, a distribution thereof, and the Purchaser acknowledges that the Membership Interests acquired hereunder cannot be transferred without being registered under the Securities Act or pursuant to a valid exemption therefrom.

                                   ARTICLE IV

                      REPRESENTATIONS AND WARRANTIES OF THE
                              SELLER REGARDING THE
                           SELLER AND THE TRANSACTION

                  In order to induce the Purchaser to enter into this Agreement and each of the other Acquisition Documents to which it is or shall be a party, and to consummate the transactions contemplated hereby and thereby, the Seller hereby represents and warrants to the Purchaser on and as of the date hereof and on and as of the Closing Date as follows.

         4.1 Organization and Good Standing. The Seller is a corporation duly organized, validly existing and in good standing under the laws of Minnesota.

         4.2 Power and Authority. The Seller has the requisite corporate power and authority to execute, deliver and perform this Agreement and the other Acquisition Documents to which it is or shall be a party and to consummate the transactions contemplated hereby and thereby.

         4.3 Due Authorization. The execution, delivery and performance by the Seller of this Agreement and the other Acquisition Documents to which it is or shall be a party and the consummation of the transactions contemplated hereby and thereby by the Seller have been duly authorized by all necessary corporate proceedings.

         4.4 No Conflicts. Neither the execution and delivery by the Seller of this Agreement or the other Acquisition Documents to which it is or shall be a party nor the consummation by the Seller of the transactions contemplated hereby or thereby:

               (a)  violates or conflicts with the Seller's Charter Documents;

               (b) violates, or conflicts with, or constitutes a default under, or results in a breach of, any term or provision of, or requires any consent, authorization or approval under, any term or provision of any Lien, lease, license or


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                    other agreement or instrument to which the Seller is a party or by which it or its properties are bound, except to the extent that such circumstance would not reasonably be expected to have or result in a Material Adverse Effect on the Seller;

               (c) (i) legally requires the Seller to obtain any Consent from, or make any filing with, any Governmental Authority or other Person or (ii) violates any provision of (x) any Applicable Law or (y) any Judgment to which the Seller is a party or to the Seller or any of its assets or properties is subject; or

               (d) legally requires the Purchaser to make any filing pursuant to the HSR Act, which the Seller has advised does not apply to this transaction and upon which advice the Purchaser expressly relies in completing this transaction

         4.5 Enforceability. This Agreement is, and when executed and delivered, each of the other Acquisition Documents to which the Seller is or shall be a party shall be, a valid and binding agreement of the Seller, enforceable against the Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other laws affecting the enforcement of creditors rights generally, and the application of equitable principles (whether considered in a proceeding at law or in equity).

         4.6 Title. The Seller has good and marketable title to the Membership Interests, free and clear of any and all Liens. Upon delivery to the Purchaser of the Company's Operating Agreement and amendment thereof to provide for Purchaser as the sole member of the Company, the Purchaser will acquire good, valid and marketable title to the Membership Interests, free and clear of any and all Liens other than any Lien created by the Purchaser.

         4.7 No Brokers. No broker has acted on behalf of the Seller in connection with this Agreement, the other Acquisition Documents or the transactions contemplated hereby or thereby, and there are no brokerage commissions, finders' fees or similar fees or commissions payable in connection therewith based on any agreement, arrangement or understanding with the Seller or any action taken by the Seller.

         4.8 Litigation. The Seller is not engaged in, and there is not, to the Knowledge of the Seller, pending, nor has the Seller received any written notice of, any Legal Action which would prevent or otherwise inhibit the Seller from consummating the transactions contemplated hereby or carrying out its obligations hereunder or under the other Acquisition Documents to which it is or shall be a party.

         4.9 Disclosure. The representations and warranties of the Seller and the schedules attached to this Agreement are true and correct and may be relied upon by the Purchaser in making the investment contemplated by this Agreement independent of any searches, inquiries or investigations carried out or performed by or on behalf of the Purchaser; provided that if the Purchaser or any member of Purchaser's senior management, defined as Victor Grundy, Bob Mackett or Charles Young, at the time of execution of this Agreement had actual knowledge of a


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fact causing a representation or warranty of the Seller to be untrue, such untrue representation or warranty cannot be the basis of an indemnity claim insofar as attributable to such fact.

                                   ARTICLE V

                        REPRESENTATIONS AND WARRANTIES OF
                  THE SELLER REGARDING THE COMPANY AND SQUIRREL

                  In order to induce the Purchaser to enter into this Agreement and each of the other Acquisition Documents to which it is or shall be a party, and to consummate the transactions contemplated hereby and thereby, the Seller hereby represents and warrants to the Purchaser on and as of the date hereof and on and as of the Closing Date as follows. The disclosure items set forth in each Schedule shall be deemed disclosed for purposes of all Schedules to which they may otherwise be applicable, whether or not specifically referred to in such Schedule.

         5.1 Organization and Good Standing.

               (a) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Georgia. The Predecessor is qualified to do business and is in good standing in each jurisdiction set forth in Schedule 5.1(a) hereto, constituting the only jurisdictions in which the nature of the Predecessor's business or properties makes such qualification necessary, except where the failure to be so qualified would not have a Material Adverse Effect on the Predecessor.

               (b) Squirrel Systems of Canada, Ltd., the Company's wholly-owned subsidiary ("SQUIRREL"), is a corporation duly organized, validly existing and in good standing under the laws of the Province of British Columbia. Squirrel is qualified to do business and is in good standing in each jurisdiction set forth in Schedule 5.1(b) hereto, constituting the only jurisdictions in which the nature of Squirrel's business or properties makes such qualification necessary, except where the failure to be so qualified would not have a Material Adverse Effect on Squirrel.

         5.2 Power and Authority. Each of the Company and Squirrel has all requisite power and authority to own, operate and lease its properties and to carry on its business as presently conducted and represented to the Purchaser.

         5.3 No Conflicts. Except as set forth in Schedule 5.3 hereto, neither the execution and delivery by the Seller of this Agreement or the Acquisition Documents to which it is or shall be a party nor the consummation of the transactions contemplated hereby or thereby:

               (a) violates or conflicts with the Charter Documents of the Company or Squirrel;



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

               (b) results in the creation of any Lien upon any of the properties of the Company or Squirrel;

               (c) violates or conflicts with, or constitutes a default under, or results in a breach of, or gives rise to any right of termination, cancellation or acceleration under (including any circumstances that would result in any of the foregoing with notice or lapse of time or both), or requires any consent, authorization or approval under, any term or provision of any Material Contract to which the Company or Squirrel is a party or by which its assets or properties are bound; or

               (d) (i) legally requires the Company to obtain any Consent from, or make any filing with, any Governmental Authority or other Person or (ii) violates any provision of (x) any Applicable Law or (y) any Judgment to which the Company or Squirrel is a party of by which it or any of its properties is subject.

         5.4 Ownership.

               (a) The Seller is the legal, record and beneficial owner of all issued and outstanding Membership Interests. There are no outstanding Options with respect to the Company to which the Seller or the Company is a party or by which either is bound. There are no voting trusts or other agreements or understandings to which the Company is a party with respect to the voting of the Membership Interests.

               (b) The authorized capital stock of Squirrel consists solely of an unlimited number of common shares, of which 100 shares are issued and outstanding. All issued and outstanding common shares are duly and validly issued, and are fully paid and non-assessable. The Company is the legal, record and beneficial owner of all issued and outstanding shares of capital stock of Squirrel. There are no outstanding Options with respect to Squirrel to which the Company or Squirrel is a party or by which either of them is bound. There are no voting trusts or other agreements or understandings to which the Company or Squirrel is a party with respect to the voting of the capital stock of Squirrel.


               (c) The Company is the legal and beneficial successor to the Predecessor pursuant to Sections 14-11-212 and 14-2-1109 of the Official Code of Georgia, annotated, and is, either directly or indirectly through Squirrel, the legal and beneficial owner of, is seized of and holds and possesses all right, title, and interest in and to all the assets, undertaking, property (including both tangible and intangible), rights, claims, benefits and causes of action of whatsoever nature and kind, as a going concern of the Predecessor, including without limitation the assets, undertaking, property




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

                    (including both tangible and intangible), rights, claims, benefits and causes of action disclosed in the Schedules to this Agreement.

         5.5 Subsidiaries and Investments. Other than Squirrel, the Company does not have any Subsidiaries, nor does it directly or indirectly own, of record or beneficially, or own or have any Option with respect to, any capital stock of or Investments in any Person. Squirrel has no Subsidiaries, nor does it directly or indirectly own, of record or beneficially, or have any Option with respect to, any capital stock of or Investments in any Person.

         5.6 Compliance. Neither the Company nor Squirrel has taken any actions in violation of any provision of its respective Charter Documents that would have a Material Adverse Effect on the Company and Squirrel, taken as a whole. Neither the Company nor Squirrel has received any written notice that the Company is in violation or breach of, or in default under, any provision of any Applicable Law or Judgment, or any license, permit, certificate, authorization or other approval of any Governmental Authority applicable to it except as would not have a Material Adverse Effect on the Company and Squirrel taken as a whole.

         5.7 Financial Statements.

               (a) Attached as Schedule 5.7(a) hereto is a true and complete copy of the consolidated balance sheet of the Company as of November 30, 2000 (the "BALANCE SHEET DATE"), and the related consolidated statements of income and cash flows for the 11 months then ended (the "FINANCIAL STATEMENTS"). The Financial Statements have been prepared by management of the Company, and have not been reviewed or audited by independent public accountants. The Financial Statements present fairly, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows of the Company as of the dates and for the periods indicated on the Financial Statements, in each case in conformity with US GAAP, subject to normal recurring year-end adjustments (which would not be material in the aggregate) and the absence of statements of equity and notes.

               (b) Except as disclosed on Schedule 5.7(b) hereto, the Company has no liability which is required by US GAAP to be reflected or reserved on the Financial Statements other than liabilities so reflected, or liabilities incurred in the ordinary course of business since the Balance Sheet Date (none of which would have a Material Adverse Effect on the Company and Squirrel, taken as a whole).

         5.8 Operations Since Balance Sheet Date. Since the Balance Sheet Date, each of the Company, the Predecessor and Squirrel has conducted its business in the ordinary course and in conformity with past practice, except for conversion of the Company to a limited liability company and except as disclosed on
Schedule 5.8.

         5.9 Litigation. Except as set forth in Schedule 5.9 hereto, neither the Company nor Squirrel is engaged in, and there is not pending, nor to the Knowledge of the Seller, threatened, nor has the Company or Squirrel received written notice of, any legal action, suit, investigation, inquiry or proceeding by any Governmental Authority or other Person ("LEGAL ACTION") against the Company or Squirrel which, if decided adversely, would have a Material Adverse Effect on the Company and Squirrel, taken as a whole.

         5.10 Intellectual Property.

               (a) Schedule 5.10 hereto sets forth all of the trademarks, service marks and other marks or trade names of the Company and Squirrel, and all other patents, copyrights, trademarks, trade names, service marks and other marks used or licensed by the Company in connection with its business (collectively, "PROPRIETARY RIGHTS").

               (b) Except for the lien of PNC Bank National Association ("PNC BANK"), the Company and Squirrel are the exclusive owners of all right, title and interest in and to the Proprietary Rights listed in Schedule 5.10 free and clear of all Liens other than Permitted Liens or as would not otherwise have a Material Adverse Effect on the Company and Squirrel, taken as a whole. None of the Proprietary Rights is registered with the U.S. Patent and Trademark Office or the Canadian equivalent thereof. To the Knowledge of the Seller, there has been no infringement, misappropriation or misuse of any of proprietary rights or other proprietary information of any third party by the Company or Squirrel. The Seller is not aware of any facts, matters or claims that would indicate that any third party possesses intellectual property rights that may prevent the Company or Squirrel from conducting their business as currently conducted.

         5.11 Squirrel Leases. A Subsidiary of Seller, Eltrax Group, Inc., and its predecessor (together, "EGI"), is the lessor of several leases of equipment manufactured by the Company and/or Squirrel, which have been assigned to HLC Financial Inc. or HLC Capital (collectively, the "SQUIRREL LEASES"). Schedule
5.11 sets forth a true and complete list of the Squirrel Leases. EGI is also a party to (a) a Private Label Vendor Agreement, dated December 31, 1992 with HLC Financial Inc., as amended, a copy of which has been provided to the Purchaser, and (b) an oral agreement with HLC Capital, described on Schedule 5.12 (together, the "HLC AGREEMENTS").

         5.12  Material Contracts.

               (a) Schedule 5.12 identifies all of the following to which the Company or Squirrel is a party or by which the Company or Squirrel is bound (collectively, "MATERIAL CONTRACTS"):

                    (i) all material purchase orders, agreements or commitments obligating the Company or Squirrel to purchase any products or services outside of the ordinary course of business;

                    (ii) all material agreements relating to the borrowing of
                         money, or liability for the deferred purchase price of property or services

                             (excluding normal and customary trade payables which are not overdue), or any material instrument guaranteeing any indebtedness or other liability or any material obligation to incur any indebtedness;

                    (iii) any joint venture, partnership, strategic alliance or other similar arrangement;

                    (iv) any agreement pursuant to which any customer of the Company or Squirrel has agreed to purchase a minimum volume of the products or services of the Company or Squirrel or pursuant to which the Company or Squirrel has granted any customer a volume discount outside of the ordinary course of business;

                    (v) any agreement pursuant to which a rebate, discount, bonus, commission or other payment with respect to the sale of any product or service of the Company or Squirrel will be payable or required after the Closing Date in each case outside of the ordinary course of business;

                    (vi) any guarantee of the obligations of the customers, suppliers, officers, directors or employees of the Company or Squirrel;

                    (vii) any agreement limiting, in any manner, the ability of the Company or Squirrel to engage in any business anywhere in the world (including, without limitation, any agreements with manufacturers or retailers which contain exclusive dealing or similar provisions);

                    (viii) any employment, consulting, management, severance or other similar agreement with any Person;

                    (ix) any union, collective bargaining, works council or similar agreement; or

                    (x) any other material contract, agreement, commitment, understanding or instrument providing for payments to or from the Company or Squirrel.

               (b) Each Material Contract is the valid and binding obligation of the Company or Squirrel, as applicable, enforceable against it in accordance with its respective terms, subject to applicable bankruptcy, insolvency moratorium or other laws affecting the enforcement of creditors' rights generally, and the application of equitable principles (whether considered in a proceeding at law or in equity). To the Knowledge of Seller, neither the Company nor Squirrel is in breach or default under (including any circumstances that would result in a breach or default with notice or lapse of time or both) any such Material Contract in any material respect, nor waived any material provision of any such Material Contract or agreed to do so. To the Knowledge of Seller, neither the Company nor Squirrel has received any written notice of breach or default (including any circumstances that would constitute a breach or default with notice or lapse of time or both) or termination under any Material Contract.

         5.13 Real Property. Schedule 5.13 sets forth a list of all real property leased, occupied or used by the Company and Squirrel. Neither the Company nor Squirrel owns any real property. All leases and subleases pursuant to which any of the real property is occupied or used are set forth on Schedule
5.13 and such leases and subleases are valid, subsisting, binding and enforceable against the Company or Squirrel, as applicable, in accordance with their respective terms, and to the Knowledge of the Seller there are no existing breaches of a material provision thereof or defaults thereunder by the Company or Squirrel, as applicable, or events that with notice or lapse of time or both would constitute defaults thereunder by the Company or Squirrel, as applicable, and no party under any such contract, lease or sublease has given or received a written notice of termination thereunder.

         5.14  Title to Property and Related Matters.

               (a) Either the Company or Squirrel has good and marketable title to and possession of all assets identified on the Consolidated Balance Sheet, free and clear of all Liens, except for (i) the liens of PNC Bank, (ii) Permitted Liens and (iii) such imperfections in title that would not reasonably be expected to have a Material Adverse Effect on the Company and Squirrel, taken as a whole. Subject to obtaining all Consents set forth in Schedule 5.3, at Closing, the Purchaser will have good and marketable title to and possession of all of the assets of the Company or Squirrel, subject to Permitted Liens.

               (b) Personal Property. Except as would otherwise not have a Material Adverse Effect on the Company and Squirrel, taken as a whole, all of the tangible personal property owned or leased by the Company and Squirrel is in good operating condition and repair (ordinary wear and tear excepted), is free from significant defects of workmanship or material and is usable and adequate for the operations of the business of the Company and Squirrel, and requires no more repair, replacement and rehabilitation than is normal in the Company's industry. All leases and subleases pursuant to which any such property is leased are valid, subsisting, binding and enforceable against the Company or Squirrel, as applicable, in accordance with their respective terms, and to the Knowledge of the Seller, there are no existing breaches of a material provision thereof or defaults thereunder by the Company or Squirrel, as applicable, or events that with notice or lapse of time or both would constitute defaults thereunder by the Company or Squirrel, and no party under any such contract, lease or sublease has given or received a written notice of termination thereunder.

         5.15 Governmental Permits. Schedule 5.15 hereto contains a list of all material franchises, licenses, permits, certificates, authorizations, rights and approvals of Governmental Authorities (collectively, "GOVERNMENTAL PERMITS") held by the Company and Squirrel in connection with the operation of its business. Each Governmental Permit held by the Company and Squirrel has been duly and validly issued and is in full force and effect except for such failures to be so validly issued as would not have a Material Adverse Effect on the Company and Squirrel, taken as a whole, and neither the Company nor Squirrel has received any written notice that any proceeding to revoke, cancel, encumber or adversely affect in any manner any such Governmental Permit listed on Schedule
5.15 has been initiated or is threatened.

         5.16  Taxes and Tax Returns.

               (a) The Seller has timely filed all of its consolidated United States, Federal and state tax returns required to be filed by it as of the date hereof (or has timely filed for extensions with the appropriate taxing authorities with respect to such tax returns). Squirrel has timely filed all material tax returns required to be filed by it as of the date hereof (or has timely filed for extensions with the appropriate taxing authorities with respect to such tax returns). The Company and Squirrel have paid or made provision for the payment of all taxes, including any interest, penalty or addition thereto (whether or not such taxes are required to be shown on such tax returns), except where payment of any such taxes is being contested in good faith by appropriate proceedings.

               (b) Except for a sales and use tax audit in process for sales and use taxes in the state of Illinois, there is no audit or examination now pending, with respect to which the Seller, the Company or Squirrel has been notified in writing, regarding any material tax returns of the Seller or Squirrel. Neither Seller nor Squirrel has waived any statute of limitations in respect of any material taxes or agreed to any extension of time with respect to any tax assessment or deficiency.

               (c) All taxes required to be deposited, withheld or collected have been so deposited, withheld or collected, and such deposit, withholding or collection has either been paid to the respective governmental agencies or set aside in accounts for such purpose or secured and reserved against and entered on the Company's financial statements.

               (d) There are no Liens for taxes on any properties or assets of the Company or Squirrel (other than Liens for taxes which are not yet due and for which adequate reserves have been made on the Financial Statements).

               (e) None of Seller, the Company or Squirrel is a party to or bound by or obligated under any tax sharing, tax benefit or similar agreement. The Predecessor has in the past applied for, and the Company intends to apply for, Scientific Research and Experimental Development Tax Credits.

               (f) Squirrel has paid the required employer health tax and employer portions of employment insurance premiums and Canada Pension Plan contributions to the appropriate taxing authorities in the prescribed manner and within the prescribed time periods; is registered for purpose of the goods and services tax pursuant to Part IX of the Excise Tax Act (Canada); and for the current tax year, has made all installments relating to taxes in the prescribed manner and within the prescribed time periods.

               (g) The parties agree that for all tax and other reporting purposes, the Purchase Price (other than the amount thereof attributable to cash, cash equivalents, accounts receivable and the assumed liabilities) shall be allocated among the Company's assets as follows: (i) furniture, fixtures, machinery, equipment, personal property and leasehold improvements shall be allocated an amount of the Purchase Price equal to the tax basis of such assets; and (ii) the balance of the Purchase Price shall be allocated to goodwill.

         5.17  Employees.

               (a) Except as described on Schedule 5.17, neither the Company nor Squirrel is a party to any written or oral employment contract, agreement, commitment or arrangement.

               (b)  Neither the Company nor Squirrel is a party to or subject to
                    (i) any labor union or collective bargaining agreement with respect to any of its employees or any representative of any such employees, (ii) any material labor or employment dispute, and (iii) to the Knowledge of the Seller, no labor union or bargaining agent or representative holds bargaining rights with respect to any of the Company's or Squirrel's employees or has applied or indicated an intention to apply to be elected, recognized or certified as the bargaining agent of any of their employees.

         5.18  Employee Benefit Matters.

               (a) Except as identified in Section 5.18, neither the Company nor Squirrel maintains or contributes to or has any obligation or liability to or with respect to any employee benefit plans, programs, arrangements or practices, including employee benefit plans within the meaning set forth in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or other similar material arrangements for the provision of benefits (excluding any "Multi-employer Plan" within the meaning of Section 3(37) of ERISA or a "Multiple Employer Plan" within the meaning of Section 413(c) of the Code) (such plans, programs, arrangements or practices of the Company and Squirrel being referred to as the "EMPLOYEE PLANS").

               (b) Neither the Company nor Squirrel contributes, has any obligation to contribute or has any liability with respect to any (i) Multi-employer Plan, (ii) Multiple-employer Plan,
                    (iii) employee benefit plan that is subject to Title IV of ERISA or to the minimum funding requirements of Section 412 of the Code or Section 302 of ERISA, or (iv) employee benefit plan that provides health, life, or accident insurance, or any other "welfare-type" benefits, to current or future retirees, current or future former employees, or current or future former independent contractors, their spouses, dependents or other beneficiaries, other than in accordance with Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA or applicable state continuation coverage law.

               (c) (i) There have been no prohibited transactions within the meaning of Section 406 or 407 of ERISA or Section 4975 of the Code with respect to the Employee Plans that could reasonably be expected to result in the Company or Squirrel incurring any penalties, taxes or liabilities; (ii) the Employee Plans have been operated and administered in material compliance with applicable laws during the period of time covered by the applicable statute of limitations;
                    (iii) the Employee Plans which are intended to be "qualified" within the meaning of Section 401(a) of the Code have been determined by the Internal Revenue Service to be so qualified and such determination has not been modified, revoked or limited by failure to satisfy any condition thereof or by a subsequent amendment thereto or a failure to amend, except that it may be necessary to make additional amendments retroactively to maintain the "qualified" status of such Plan, and the period for making any such necessary retroactive amendments has not expired; and (iv) no act, omission or transaction (individually or in the aggregate) has occurred with respect to the Employee Plans that has resulted or could result in any material liability (direct or indirect) to the Company and Squirrel, taken as a whole, under Sections 409 or 502(c)(1) or (l) of ERISA or Chapter 43 of Subtitle (A) of the Code.

               (d) Except as set forth in Section 5.18, none of the Employee Plans obligates the Company or Squirrel to pay separation, severance, termination or similar-type benefits solely as a result of any transaction contemplated by this Agreement or solely as a result of a "change in control," as contemplated by Section 280G of the Code.

               (e) No actions, suits, claims, complaints, charges, proceedings, hearings, investigations, or demands with respect to the Employee Plans (other than routine claims for benefits) are pending or, to the Knowledge of the Seller, threatened, and, to the Knowledge of the Seller, there are no facts which could reasonably be expected to give rise to any actions, suits, claims, complaints, charges, proceedings, hearings, investigations, or demands.

               (f) With respect to each Employee Plan, the Seller has made available to Purchaser, to the extent applicable, (i) a summary of such Plan, (ii) the most recent annual report (Form 5500 series), with attachments, and (iii) the most recent Internal Revenue Service determination letter.

               (g) Set forth in Schedule 5.18 is a complete list (as of October 31, 2000) of the names and positions of all employees and consultants (other than those providing services which are not material to the Company) of the Company and Squirrel who are being compensated by the Company or Squirrel, together with a statement of the starting dates and the current annual salary or fee being paid to each such individual and, to the Knowledge of the Seller, there have been no material variations thereto since the date thereof.

         5.19 Insurance. Schedule 5.19 hereto sets forth a list of all policies or binders of insurance maintained, owned or held by the Seller covering the Company and Squirrel which are in effect. Such policies and binders are in full force and effect and all premiums required to be paid thereunder on or prior to the date hereof have been paid and all such premiums required to be paid on or prior to the Closing Date shall have been paid on or prior to such date. The Seller has complied in all material respects with each of such insurance policies and binders. The Seller has not received any written notice of cancellation or nonrenewal of any such policy or binder.

         5.20 Bank Accounts. Schedule 5.20 hereto sets forth the name of all bank accounts, lock-boxes, safe deposit boxes, money market funds, certificates of deposit, stocks, bonds, notes and other securities in the name of or owned or controlled by the Company and Squirrel and the names of all persons authorized to draw thereon or to have access thereto. Neither the Company nor Squirrel has granted a power of attorney in favor of any Person.

         5.21 Environmental Laws. Except as set forth in Schedule 5.21 or as would not have a Material Adverse Effect on the Company and Squirrel, taken as a whole, (i) neither the Company's nor Squirrel's operations are in violation of or delinquent under any Environmental Laws, nor is there any consent decree, consent order, fine or penalty, or similar document relating to any violations of any Environmental Law to which the Company or Squirrel is a party relating to any property or facility currently or previously owned, leased or operated by the Company or Squirrel; (ii) to the Knowledge of the Seller, there are no circumstances or conditions existing that would prevent or interfere with carrying on the business of the Company or Squirrel as it is currently conducted in compliance with Environmental Laws; (iii) the Company and Squirrel have obtained all material Permits required to be obtained by them under all Environmental Laws; and (iv) there is no Environmental Claim related to or arising out of the Company's or Squirrel's past or present operations pending or, to the Knowledge of the Seller, threatened against either the Company or Squirrel, its assets, properties, facilities or its business and the Company has not received a request for information under the Environmental Laws.

         5.22 Miscellaneous.

               (a) The Seller is a resident of the United States pursuant to the Code and is a non-resident of Canada pursuant to the Income Tax Act (Canada).

               (b) The representations and warranties of the Seller shall survive after the Closing Date in accordance with Section
                    12.1 hereof.

               (c) The Seller represents and warrants to the Purchaser (with the intent and knowledge that the Purchaser will in reliance thereon complete the transactions contemplated by this Agreement) that the Purchaser is not required to make any filing nor pay any filing fee pursuant to the HSR Act in connection with this Agreement or the transactions contemplated pursuant to this Agreement.

               (d) Neither the Company nor Squirrel has guaranteed the obligations of Seller to any third party except as may be provided in any agreement with PNC, which guarantees to PNC will be released at Closing.

               (e) Set forth on Schedule 5.22 is a list of all employees of the Company and Squirrel terminated since the Balance Sheet Date or who will be terminated prior to the Closing Date.

               (f) There are no obligations of the Company or Squirrel owing to, and no claims are pending or, to the Knowledge of the Seller, threatened against the Company or Squirrel by, Clunet Lewis, William Fielder III or William O'Reilly.

                                   ARTICLE VI

                                    COVENANTS

         6.1 Access and Information. Subject to the confidentiality obligations of the Purchaser under that certain letter dated December 22, 2000 (the "LETTER AGREEMENT") and the provisions of this Section 6.1, from the date hereof until the Closing Date, or if earlier, the date of termination of this Agreement pursuant to Article IX, the Seller shall cause the Company and Squirrel to afford to the Purchaser and to the Purchaser's officers, employees, accountants, counsel, lenders and other authorized representatives reasonable access, upon reasonable notice to the Company and Squirrel, to their facilities, properties, books and records during normal business hours for the purpose of making such investigations as the Purchaser shall reasonably desire in connection with the completion of the transactions contemplated hereby.

         6.2 Supplemental Information. From time to time prior to the Closing Date, the Seller will promptly supplement or amend the Schedules which have been delivered pursuant to this Agreement if any matter arises hereafter which, if existing or occurring at the date of this

Agreement, would have been required to be set forth or described in any such Schedule, or if it becomes necessary to correct any information in any such Schedule which has become inaccurate. Any representations by the Seller or re-made by the Seller as at the Closing Date, shall be deemed for all purposes to relate to any such schedules as supplemented or amended. In the event that any of the Schedules provided by the Seller change prior to or on the Closing Date which have a Material Adverse Effect on the Company and Squirrel, taken as a whole, the Purchaser may terminate this Agreement.

         6.3 Further Assurances. Consistent with the terms and conditions hereof, each party hereto will execute and deliver such instruments and take such other actions as the other parties hereto may reasonably require or request in order to carry out this Agreement and the other Acquisition Documents and the transactions contemplated hereby and thereby and use commercially reasonable efforts to cause the conditions precedent to the Closing to occur and/or not fail to occur. Post-Closing, the Seller will reasonably cooperate with Purchaser in connection with the litigation described in Schedule 5.9.

         6.4 Conduct of Business of Company Prior to the Closing Date. The Seller agrees that from the date hereof and prior to the Closing Date, and except (i) as set forth in Schedule 6.4 hereto, (ii) otherwise consented to or approved by an authorized officer of the Purchaser (such consent or approval not to be unreasonably withheld) or (iii) as required by this Agreement:

               (a) the business of the Company and Squirrel shall be conducted in the ordinary course;

               (b) no material change shall be made in the Charter Documents of the Company or Squirrel;

               (c) neither the Company nor Squirrel shall enter into nor terminate, amend, release or modify any Material Contract, except in the ordinary course of business;

               (d) neither the Company nor Squirrel will take, agree to take, or do anything in the conduct of its business which would be contrary to or in material breach of any of the terms or provisions of this Agreement, or which would cause any of the representations of the Seller contained herein to be or become untrue in any material respect or which would result in a Material Adverse Effect to the Company and Squirrel taken as a whole; and

               (e) except in the ordinary course of business, neither the Company nor Squirrel shall incur any indebtedness for borrowed money, prepay any outstanding indebtedness for borrowed moneys on a "term loan" basis (except for scheduled payments or required pre-payments of outstanding debt), or adopt or agree to adopt any new employee benefit plan or materially modify any existing Employee Plans except as required by applicable law or terminate the employment or contract of any employee or contractor or accrue any liability beyond the Closing Date for severance, except as disclosed on Schedule 5.7(b) to this Agreement.

         6.5 Consents. Following the execution hereof, the Seller shall use commercially reasonable efforts to obtain prior to the Closing Date all Consents except such Consents, the failure to obtain which would not have a Material Adverse Effect on the Company and Squirrel, taken as a whole. Notwithstanding any provisions in this Agreement to the contrary, nothing in this Agreement will be deemed to constitute a transfer or attempted transfer of any Governmental Permit or contract which by its terms or under Applicable Law requires the Consent of a third party (including, without limitation, a Governmental Authority) unless such Consent shall have been obtained.

         6.6 Public Announcements.

               (a) Except for the issuance of a press release by Seller announcing the execution of this Agreement, the Seller and the Purchaser shall not, and shall each cause their respective officers, employees and other authorized representatives not to, prior to the Closing Date, issue any press release or make any other public disclosure or announcement or otherwise make any disclosure to any third Person, concerning the transactions contemplated by this Agreement or the terms and provisions hereof.

               (b) Should any press release or other public disclosure be required to be made, then the party required to make such release or disclosure shall not make such release or disclosure without first using its commercially reasonable efforts to obtain the prior consent of the other parties hereto as to both the timing and content of such press release or public disclosure, which consent shall not be unreasonably withheld.

         6.7 Retention and Access to the Company's Records. Except as provided in Section 6.9(c)(i), the Seller shall, for a period of five years from the Closing Date, have access to, and the right to copy, at its expense, during usual business hours upon reasonable prior notice to the Purchaser, all of the books and records relating to the Company and Squirrel or their assets or operations prior to the Closing Date. The Purchaser shall retain and preserve all such books and records for such five year period. Subsequent to such five year period, the Purchaser shall only destroy such books and records if there is no ongoing litigation, governmental audit or other proceeding, and subsequent to thirty days' written notice to the Seller of its right to remove and retain such books and records or to copy such books and records prior to their destruction.

         6.8 Tax Matters. The following provisions shall govern the allocation of responsibility between the Purchaser and the Seller for certain tax matter following the Closing Date:

               (a) Seller will include the income of the Company on Seller's consolidated federal income tax return and corresponding state tax returns for all periods through the Closing Date and pay any federal and state income taxes attributable to such income. The Company will furnish tax information to Seller for inclusion in Seller's federal consolidated income tax return for the period that includes the Closing Date in accordance with the Company's past custom and practice. Seller will take no position on such returns that would adversely affect the Company after the Closing Date, unless such position would be reasonable in the case of a person that owned the Company both before and after the Closing Date. The income of the Company will be apportioned to the period up to and including the Closing Date and the period after the Closing Date by closing the books of the Company as of the end of the Closing Date. The costs of preparing and filing all such returns shall be paid by the Seller.

               (b) Purchaser agrees to indemnify Seller for any additional tax owed by Seller (including tax owed by Seller due to this indemnification payment) resulting from any transactions not in the ordinary course of business occurring on the Closing Date but after the Purchaser's purchase of the Company, but excluding any additional tax arising from any action taken by or at the direction of the Seller.

               (c) At Seller's request and expense, the Purchaser will cause the Company to make or join with Seller in making any election if the making of such election does not have a material adverse impact on the Purchaser (or the Company) for any post-acquisition tax period. Seller will allow Purchaser and its counsel to participate at its own expense in any audits of Seller's consolidated federal income tax returns to the extent that such returns relate to the Company. Seller will not settle any such audit in a manner which would adversely affect the Company or Squirrel after the Closing Date or which would adversely affect the financial condition of either of the Company or Squirrel as of the Closing Date, in either case without the prior written consent of the Purchaser, which consent shall not unreasonably be withheld. Notwithstanding the foregoing, Seller agrees to indemnify Purchaser, the Company and Squirrel for any additional tax owed by any of them resulting from the making of any election contemplated in this Section 6.8(c).

               (d) The income (loss) of Squirrel shall be apportioned to the period up to and including the Closing Date by closing the books of Squirrel as of the Closing Date. Employees of Squirrel shall work with PricewaterhouseCoopers in Vancouver to prepare and file all Canadian federal and provincial tax returns on behalf of Squirrel for the period through the Closing Date attributable to the operations of Squirrel prior to Closing. Seller shall promptly reimburse Squirrel the professional fees incurred solely in connection therewith. Purchaser shall file all Canadian federal and provincial tax returns of Squirrel reflecting operations subsequent to Closing.

         6.9 Agreement to Pay. The Purchaser acknowledges that the Seller has guaranteed the Company's and Squirrel's obligations to pay the outstanding balances on their employees' American Express credit cards. The Purchaser covenants and agrees to cause the Company and

Squirrel to make timely payments to American Express in respect of the outstanding balances on such credit cards for charges incurred in the ordinary course of business consistent with past practice prior to the Closing Date.

         6.10 Squirrel Leases. At the Closing, Seller shall cause EGI to assign to the Company all of its interest in and to the Squirrel Leases, and the Company will have all of the rights and assume all of the obligations under the Squirrel Leases, subject to the rights and obligations of the lessors on the Squirrel Leases.

         6.11 International Distribution Agreement. The parties acknowledge that the Company is a party to that certain International Distribution agreement with AremisSoft Corporation dated October 18, 2000 (the "DISTRIBUTION AGREEMENT"). Purchaser hereby acknowledges the Company's rights and obligations under the Distribution Agreement, and hereby agrees to cause the Company to assume in full the Company's obligations under the Distribution Agreement, including, without limitation, the obligations contained in Section 4.3 thereof.

         6.12 Assumption by Purchaser. Purchaser shall assume the defense of and indemnify and hold Seller harmless from and against any and all actions, suits, claims and administrative or other proceedings or every kind and nature instituted or pending against Seller or any of its subsidiaries or affiliates at any time before or after the Closing that relate to or arise out of the assets, business, operations, conduct or employees of the Company or Squirrel, whether relating to or accruing out of occurrences prior to or after the Closing Date. Purchaser shall assume and conduct the defense of any such matters and Seller shall cooperate in such defense to the extent reasonably requested by Purchaser. Notwithstanding the foregoing, the assumption by Purchaser shall be limited as follows: (i) in no event shall Seller be relieved of any of its obligations under this Agreement, all of which shall continue in full force and effect in accordance with the terms of this Agreement and may be enforced by Purchaser, and (ii) in no event shall Seller be indemnified for willful or intentional misconduct.

         6.13 Directors' and Officers' Indemnification. The indemnification provisions of the corporate charter and bylaws of each of the Company and Squirrel as in effect at the date hereof shall not be amended, repealed or otherwise modified for a period of six years from the Closing Date in any manner that would adversely affect the rights thereunder of individuals who at the Closing Date were directors, officers, employees or agents of either of the Company or Squirrel.

         6.14 Employment and Consulting Agreements and Arrangements. From and after the Closing Date, Purchaser shall cause each of the Company and Squirrel to honor in accordance with their terms, all employment, severance, and other compensation contracts and arrangements between such entities and current or former directors, officers or employees thereof, but only to the extent such contracts and arrangements are disclosed to the Purchaser prior to the Closing Date, including without limitation those disclosed in the Schedules hereto. SUBJECT TO VOLUNTARY RESIGNATIONS, RETIREMENTS AND TERMINATIONS FOR CAUSE OR OTHER TERMINATIONS (AFTER NOTICE TO AND WRITTEN CONSENT FROM THE PURCHASER) FOLLOWING REASONABLE NOTICE TO THE EMPLOYEE OR PAYMENT IN LIEU THEREOF, the Seller will use reasonable commercial efforts to retain all of the existing employees, including management employees, of the Company and Squirrel through the Closing Date.

         6.15 Resignations of Officers and Directors. At the Closing, the Seller and Squirrel shall cause the resignations of all officers and directors of the Company and Squirrel as requested by Purchaser to be delivered to the Purchaser. At the Closing, Purchaser will be entitled to ownership and possession of all the records of the Company and Squirrel, including in particular, but without limitation, their minute books, corporate seals, if any, financial and tax records, intellectual property records, employee information, leases, material contracts and all records relating to litigation matters.

         6.16 COBRA Reimbursement. In the event the Seller provides COBRA for the employees of the Company and Squirrel, at the Purchaser's request, and the Seller incurs any costs in connection with providing COBRA, the Purchaser shall promptly reimburse Seller for all such costs.


                                  ARTICLE VII

                        CLOSING CONDITIONS AND DELIVERIES

         7.1 Conditions to the Purchaser's Consummation of the Acquisition. The obligation of the Purchaser to consummate the Acquisition shall be subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, each of which may be waived by the Purchaser:

               (a) Each of the representations and warranties of the Seller contained in this Agreement shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except for those representations and warranties which address matters only as of a particular date (which shall be correct in all material respects as of such date).

               (b) Each of the obligations of the Seller to be performed by it on or before the Closing Date pursuant to the terms of this Agreement, shall have been duly performed and complied with in all material respects.

               (c)  All Consents shall have been obtained.

               (d) No Judgment prohibiting the transactions contemplated by this Agreement or the other Acquisition Documents shall have been entered by a Governmental Authority with proper jurisdiction which remains in effect, and no Legal Action shall have been instituted by any Governmental Authority challenging this Agreement or the Acquisition or the other transactions contemplated by this Agreement or the other Acquisition Documents.

               (e) The Seller shall have tendered to the Purchaser all documents which the Seller is required by Section 8.2(a) to deliver to the Purchaser.

               (f) The Seller shall have delivered to Purchaser a release, in form and substance reasonably satisfactory to the Purchaser, executed by the Seller and Juliet M. Reising (the "Releasors") in favor of the Company and Squirrel releasing them from any and all manner of actions, causes of actions, suits, proceedings, debts, dues, profits, expenses, contracts, damages, claims, demands and liabilities whatsoever, in law or in equity, which the Releasors ever had, now have, or may in the future have against the Company and/or Squirrel for or by reason of any matter, cause or thing whatsoever done or omitted to be done by the Company or Squirrel up to the Closing Date other than in respect of obligations of the Company or Squirrel to the Releasors arising in respect of:

                    (i) ongoing obligations to the Seller agreed to in writing by the Purchaser pursuant to this Agreement or otherwise;

                    (ii) liability to Seller arising under or pursuant to this
                         Agreement;

                   (iii) any obligations of the Company or Squirrel pursuant to indemnities granted by them to officers and directors of the Company or Squirrel who are or were also officers or directors of Seller in connection with their acts as directors or officers of the Company or Squirrel, provided that such indemnities shall be ineffective in respect of any act or omission which would render any representation or warranty given hereunder untrue or inaccurate.

         7.2 Conditions to the Seller's Consummation of the Acquisition. The obligation of the Seller to consummate the Acquisition shall be subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, each of which may be waived by the Seller:

               (a) Each of the representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date.

               (b) Each of the obligations of the Purchaser to be performed by it on or before the Closing Date pursuant to the terms of this Agreement, shall have been duly performed and complied with in all material respects.

               (c)  All Consents shall have been obtained.

               (d) No Judgment prohibiting the transactions contemplated hereby shall have been entered by a Governmental Authority with proper jurisdiction which remains in effect, and no Legal Action shall have been instituted by any Governmental Authority challenging this Agreement or the Acquisition or the other transactions contemplated by this Agreement and the other Acquisition Documents.

               (e) The Purchaser shall have tendered to the Seller all documents and the payment which the Purchaser is required by
                    Section 8.2(b) to deliver to the Seller.

                                  ARTICLE VIII

                                     CLOSING

         8.1 Closing. The Closing shall take place on the Closing Date as set forth in Section 2.3. The Closing shall be held at the offices of the Seller, or any other place the Seller and the Purchaser shall mutually agree. At the Closing, each of the parties shall take all action and deliver all documents, instruments, certificates, agreements and other items as required under this Agreement in order to perform, fulfill and observe all covenants, conditions and agreements on its part to be performed, fulfilled and observed at or prior to the Closing Date (and not theretofore accomplished) and cause all conditions precedent to the other party's obligations hereunder to be satisfied in full.

         8.2 Closing Documents.

               (a) At the Closing, the Seller shall deliver to the Purchaser all of the following:

                    (i) the Membership Interests, together with duly executed instruments of assignment and transfer;

                    (ii) a certificate from or on behalf of the Seller
                         certifying that the conditions set forth in Sections 7.1(a) and (b) have been satisfied by the Seller;

                   (iii) written resignations and releases (as contemplated in
                         Section 7.1(f)) from the members of the Company's and Squirrel's Board of Directors that are requested by the Purchaser;

                    (iv) written resignations and releases (as contemplated in
                         Section 7.1(f)) from the officers of the Company and Squirrel that are requested by the Purchaser; and

                    (v) evidence of the termination of the management fee charged to the Company and Squirrel by Seller.

               (b) At the Closing, the Purchaser shall deliver to the Seller the following:

                    (i) a certificate from the Purchaser certifying that the conditions set forth in Sections 7.2(a) and (b) have been satisfied by the Purchaser; and

                    (ii) the wire transfer of the Purchase Price pursuant to
                         instructions received from the Seller.

                                   ARTICLE IX

                                 INDEMNIFICATION

         9.1 Indemnification of Purchaser. The Seller hereby agrees to indemnify, defend and hold harmless Purchaser, the Company and Squirrel and their officers, directors, shareholders, managers, members, employees, independent contractors, agents, successors and assigns (collectively, the "PURCHASER PARTIES") from and against any and all liabilities, losses, costs or expenses which any of the Purchaser Parties may suffer or for which any of the Purchaser Parties may become liable and which are based on, the result of, arise out of or are otherwise related to any of the following:

               (a) any inaccuracy or misrepresentation in, or breach of any representation or warranty of the Seller contained in this Agreement, any of the Acquisition Documents or any certificate, schedule, list or other instrument to be furnished by the Seller to Purchaser pursuant to this Agreement or any of the Acquisition Documents;

               (b) any breach or failure of the Company or the Seller to perform any covenant or agreement required to be performed by the Company or the Seller pursuant to this Agreement or any of the Acquisition Documents; and

               (c) any and all actions, suits, proceedings, demands, assessments, judgments, costs and expenses, including reasonable attorneys' fees (collectively, "RELATED EXPENSES"), incident to any of the foregoing (collectively, "PURCHASER INDEMNIFIABLE CLAIMS");

provided, however, that within 60 days after learning of the assertion of any third party claim against which Purchaser claims indemnification under this
Section 9.1, Purchaser shall notify Seller and afford it the opportunity to assume the defense or settlement of such third party claims at its own expense with counsel of its choosing, provided that Seller shall not settle any such claim without the prior written consent of Purchaser, which consent shall not be unreasonably withheld.

         9.2 Indemnification of Seller. Purchaser hereby agrees to indemnify, defend and hold harmless Seller and its officers, directors, shareholders, employees, independent contractors, agents, successors and assigns (collectively, the "SELLER PARTIES") from and against any and all liabilities, losses, costs or expenses which any of the Seller Parties may suffer or for which any of the Seller Parties may become liable and which are based on, the result of, arise out of or are otherwise related to any of the following:

               (a) any inaccuracy or misrepresentation in, or breach of any representation or warranty of Purchaser contained in, this Agreement, any of the Acquisition Documents or any certificate, schedule, list or other instrument to be furnished by Purchaser to Seller pursuant to this Agreement or any of the Acquisition Documents;

               (b) any breach or failure of Purchaser to perform any covenant or agreement required to be performed by Purchaser pursuant to this Agreement or any of the Acquisition Documents;

               (c) any liability arising under or with respect to the Squirrel Leases and the HLC Agreements;

               (d) any third party liability arising from the operations of the Company or Squirrel conducted after the Closing; and

               (e) any and all Related Expenses incident to any of the foregoing (collectively, "SELLER INDEMNIFIABLE CLAIMS").

         9.3 Minimization of Indemnities. Each Party shall use reasonable efforts to minimize the indemnification obligations of the other Parties under this Article IX by, among other reasonable things and without limiting the generality of the foregoing, taking such reasonable remedial action as it believes may minimize such obligation and seeking to the maximum extent possible reimbursement from insurance carriers under applicable insurance policies covering any such liability.

         9.4 Limitation on Indemnities.

               (a) Any provision of this Agreement to the contrary notwithstanding, no claim for indemnification by an indemnified party against an indemnifying party pursuant to this Article IX shall be valid and capable of assertion unless and until the aggregate amount of all claims against the indemnifying party exceeds (US) $100,000 (the "BASKET AMOUNT"), but then the indemnified party may seek indemnification for the full amount of such claims.

               (b) Any provision of this Agreement to the contrary notwithstanding, the maximum amount for which an indemnifying party may be liable to the indemnified party hereunder shall not exceed, in the aggregate, the sum of (i)
                    (US) $4,250,000 and (ii) 50% of the Earnout Amount paid to the Seller ("CAP AMOUNT").

               (c) Notwithstanding anything to the contrary herein, no indemnified party shall be subject to the Basket Amount or the Cap Amount in seeking indemnification from an indemnifying party involving fraud or willful or intentional misrepresentations or a breach of the covenant in Sections 6.8(c), 6.9, 6.10, 6.11 and 6.12 hereof.

         9.5 Sole Remedy. The indemnification provided for herein shall be the sole and exclusive remedy for any Purchaser Indemnifiable Claims or Seller Indemnifiable Claims, as applicable.

                                   ARTICLE X

                                   TERMINATION

         10.1 Termination Events. This Agreement may be terminated and the transactions contemplated hereby may be abandoned:

               (a) At any time, by the mutual written agreement of the Seller and the Purchaser;

               (b) By either the Purchaser or the Seller, upon written notice to the other, if the conditions to its obligations set forth in Sections 7.1 and 7.2, respectively, shall not have been satisfied or waived on or before the Drop-Dead Date for any reason other than a breach or default by such terminating party of its respective covenants, agreements or other obligations hereunder, or any of its representations or warranties herein not being true and accurate when made or when otherwise required by this Agreement to be true and accurate in all material respects;

               (c) By the Seller by reason of a material breach or default by the Purchaser under this Agreement and provided that the Seller has not materially breached or defaulted hereunder and has performed or stands ready, willing and able to perform, its obligations under this Agreement in all material respects; provided that, if the breach or default by the Purchaser is capable of being cured, the Purchaser shall have had 30 days following notice of such breach or default to cure, and such breach or default shall not have been cured; or

               (d) By the Purchaser by reason of a material breach or default by the Seller under this Agreement and provided that the Purchaser has not materially breached or defaulted hereunder and has performed or stands ready, willing and able to perform, its obligations under this Agreement in all material respects; provided that, if the breach or default by the Seller is capable of being cured, the Seller shall have had 30 days following notice of such breach or default to cure, and such breach or default shall not have been cured.

         10.2 Manner of Exercise. In the event of the termination of this Agreement by either the Purchaser of the Seller pursuant to this Article X, notice thereof shall forthwith be given to the other party and this Agreement shall terminate and the transactions contemplated hereunder shall be abandoned without further action by the Purchaser or the Seller.

         10.3 Effect of Termination. In the event of the termination and abandonment of this Agreement, the obligations of the parties under Sections
10.3 and 12.2 shall survive any such termination. If this Agreement is terminated pursuant to Section 10.1(a) or 10.1(b), no party shall have any liability for any costs, expenses, loss of anticipated profits or any further obligation for breach of warranty or otherwise to any party to this Agreement. Any termination of this Agreement pursuant to Section 10.1(c) or 10.1(d) shall be without prejudice to any other rights or remedies of the respective parties.

                                   ARTICLE XI

                                   DEFINITIONS

                  As used in this Agreement, the following terms shall have the meaning assigned thereto in this Article (or the meaning assigned thereto in the referenced Section or Article of this Agreement):

                  "ACQUISITION" shall have the meaning assigned thereto in
Section 2.1 of this Agreement.

                  "ACQUISITION DOCUMENTS" shall mean this Agreement and all documents executed in connection with this Agreement.

                  "AFFILIATE" shall mean, with respect to any Person, any other Person or entity which shall be directly or indirectly controlling or controlled by or under common control with such Person. For purposes of this Agreement, a particular Person shall be deemed to control another entity if that Person or possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such entity, whether through ownership of voting securities, by contract or otherwise.

                  "AGREED UPON BALANCE" shall have the meaning assigned thereto in Section 2.4 of this Agreement.

                  "AGREEMENT" shall have the meaning assigned thereto in the introduction to this Agreement and as the same may be amended from time to time in accordance with its terms.

                  "APPLICABLE LAW" shall mean any Federal, state, local or foreign code, law, ordinance, regulation, reporting or licensing requirement, rule or statute applicable to a Person or its assets, properties, liabilities or business, including those promulgated, interpreted or enforced by any Governmental Authority.

                  "BALANCE SHEET DATE" shall have the meaning assigned thereto in Section 5.7(a) of this Agreement.

                  "CANADIAN GAAP" shall mean generally accepted accounting principles as in effect from time to time in Canada, consistently applied.

                  "CHARTER DOCUMENTS" shall mean, with respect to any corporation, partnership, limited liability company, trust, association or other entity, any articles or certificate of incorporation, formation, association or organization, partnership agreement, operating agreement, trust agreement, bylaws and other documents, as applicable, evidencing or governing the formation or governance of such entity.

                  "CLOSING" shall have the meaning assigned thereto in Section
2.3 of this Agreement.

                  "CLOSING DATE" shall have the meaning assigned thereto in
Section 2.3 of this Agreement.

                  "CLOSING DATE BALANCE" shall have the meaning assigned thereto in Section 2.4 of this Agreement.

                  "CODE" shall mean the Internal Revenue Code of 1986, as amended from time to time, and any successor statute thereto and all final or temporary rules and regulations promulgated thereunder, and all published and generally applicable rulings entitled to precedential effect, in each case to the extent such rules, regulations or rulings are effective and applicable.

                  "COMPANY" shall mean Squirrel Systems, LLC, a Georgia limited liability company.

                  "CONSENTS" shall mean the consents, permits, approvals and authorizations of Governmental Authorities and other Persons (including PNC) necessary to sell the Membership Interests to the Purchaser or otherwise to consummate the transactions contemplated by this Agreement.

                  "CONSOLIDATED NET EARNINGS BEFORE TAXES" shall have the meaning assigned thereto in Section 2.5 of this Agreement.

                  "DROP-DEAD DATE" shall have the meaning assigned thereto in
Section 2.3 of this Agreement.

                  "E&Y" shall have the meaning assigned to it in Section 2.5 of this Agreement.

                  "EARNOUT AMOUNT" shall have the meaning assigned thereto in
Section 2.5 of this Agreement.

                  "EMPLOYEE PLANS" shall have the meaning assigned thereto in
Section 5.18(a) of this Agreement.

                  "ENVIRONMENTAL CLAIM" means any claim, demand, complaint, action, suit proceeding, investigation or notice by any Person alleging potential liability arising out of, based on, or relating to Environmental Laws.

                  "ENVIRONMENTAL LAWS" means all federal, state, and local laws (including, without limitation, common law), statutes, ordinances, judgments, decrees, agreements with any

Governmental Authority, licenses, permits, rules and regulations relating to pollution or the environment or occupational or worker health and safety including, without limitation, laws, statutes, ordinances, judgments, decrees, agreements with any Governmental Authority, licenses, permits, rules and regulations relating to the release of any Hazardous Material at any location or otherwise relating to the use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

                  "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time.

                  "GOVERNMENTAL AUTHORITY" shall have the meaning assigned thereto in Section 3.4(c) of this Agreement.

                  "GOVERNMENTAL PERMIT" shall have the meaning assigned thereto in Section 5.15 of this Agreement.

                  "HAZARDOUS MATERIAL" means any material, substance or compound regulated under Environmental Laws.

                  "HSR ACT" shall have the meaning assigned to thereto in
Section 3.4 of this Agreement.

                  "INTERCOMPANY ACCOUNT BALANCE" shall have the meaning assigned thereto in Section 2.4 of this Agreement.

                  "INVESTMENTS" shall mean any (a) investment in shares of capital stock, evidence of indebtedness or other securities issued by any other Person, (b) loan, advance or extension of credit to, or contribution to the capital of, any other Person, (c) purchase of the securities or business of any other Person or commitment to make such purchase, and (d) other investment in any other Person.

                  "JUDGMENT" shall have the meaning assigned thereto in Section 3.4(c) of this Agreement.

                  "KNOWLEDGE" shall mean, with respect to the Seller, the actual knowledge of the Chief Financial Officer of Seller after she has reviewed all records, documents and other information in her possession or under her control which would be regarded as reasonably relevant to the matter and has made appropriate inquiries of the senior officers of the Company and Squirrel who would reasonably be expected to have responsibility for or knowledge of the matters relevant to such representation, warranty, acknowledgement, covenant or statement.

                  "LEGAL ACTION" shall have the meaning assigned thereto in
Section 5.9 of this Agreement.

                  "LIEN" shall mean (a) any encumbrance, mortgage, pledge, lien, charge or other security interest of any kind upon any property or upon the income or profits therefrom, (b) any right of redemption, put or call option or other right to sell or acquire any property, or (c) any acquisition of or agreement to have an option to acquire any property or assets upon conditional sale or other title retention agreement, device or arrangement (including a capitalized lease).

                  "MATERIAL ADVERSE EFFECT" in respect of a Person shall mean any material adverse effect on the business, assets, properties, condition (financial or other) or results of operations of such Person, taken as a whole together with any subsidiary, or on the ability of such Person to consummate the Acquisition or to carry out the other transactions contemplated by this Agreement and the other Acquisition Documents.

                  "MATERIAL CONTRACT" shall have the meaning assigned thereto in
Section 5.12(a) of this Agreement.

                  "MEDIATOR" shall have the meaning assigned thereto in Section
2.4 of this Agreement.

                  "MEMBERSHIP INTERESTS" shall mean the membership interests in the Company.

                  "OPTIONS" shall mean, with respect to any Person, securities or other rights or interests which are convertible into or exchangeable or exercisable for shares of capital stock of such Person, or any other options, warrants, rights, contracts, commitments, understandings or arrangements or claims of any character pursuant to which such Person is or may become bound to issue, transfer, sell, repurchase or otherwise acquire or retire any shares of capital stock of such Person or any Membership Interests.

                  "PERMITTED LIEN" shall mean (a) liens for taxes and assessments or governmental charges or levies not at the time due or the validity of which is currently being contested in good faith by appropriate proceedings, for which adequate reserves have been recorded on the books and financial statements of the Company in accordance with GAAP, (b) liens incurred in the ordinary course of business in respect of pledges or deposits under workers' compensation laws or similar legislation, carriers', warehousemen's, mechanics', laborers' and materialmen's and similar liens, if the obligations secured by such liens are not then delinquent or are being contested in good faith by appropriate proceedings, for which adequate reserves have been recorded on the books and financial statements of the Company, (c) liens incidental to the conduct of the business of the Company which were not incurred in connection with the borrowing of money or the obtaining of advances or credit and which do not, in the aggregate, materially detract from the value of the property of the Company or materially impair the use thereof in the operation of the business of the Company and (d) liens arising out of this Agreement or any other Acquisition Document to which the Company is or shall be a party.

                  "PERSON" shall mean a natural person, a sole proprietorship, a partnership, a joint venture, a corporation, a limited liability company, a trust, an unincorporated organization, an institution, a government or any department, division or agency thereof, and any other entity.

                  "PREDECESSOR" shall have the meaning assigned thereto in the Recitals of this Agreement.

                  "PROPRIETARY RIGHTS" shall have the meaning assigned thereto in Section 5.10(a) of this Agreement.

                  "PURCHASE PRICE" shall have the meaning assigned thereto in
Section 2.2(a) of this Agreement.

                  "SECURITIES ACT" shall mean the Securities Act of 1933, as amended.

                  "SUBSIDIARY" shall mean, with respect to any Person, any corporation, partnership, limited liability company or other entity, a majority of the voting Capital Stock of which shall, at the time as of which any determination is made, be owned by such Person either directly or through Subsidiaries of such Person.

                  "US GAAP" shall mean generally accepted accounting principles as in effect from time to time in the United States, consistently applied.


                                  ARTICLE XII

                                  MISCELLANEOUS

         12.1 Survival. The representations and warranties of the Purchaser in
Article III and the Seller in Articles IV and V hereof shall survive for a period of 12 months after the Closing Date, except that the representations and warranties of the Seller in Sections 4.1, 4.2, 4.3, 4.5, 4.6, 5.1 and 5.2 shall survive indefinitely and the representations and warranties of the Seller in
Section 5.16 shall survive for the applicable statute of limitations.

         12.2 Expenses. Each of the parties hereto shall bear its own costs, fees and expenses in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, fees, commissions and expenses (including, without limitation, all filing, printing, copying, mailing, telephone, transportation and delivery charges) payable to brokers, finders, investment bankers, consultants, exchange, transfer or paying agents, attorneys, accountants and other professionals, whether or not the transactions contemplated by this Agreement are consummated.

         12.3 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL SUBSTANTIVE LAWS OF THE STATE OF GEORGIA WITHOUT CONSIDERATION OF PRINCIPLES OF CONFLICTS OR CHOICE OF LAWS.

         12.4 Notices. All notices, requests, demands or other communications made pursuant to this Agreement shall be in writing in the English language and shall be deemed to have been duly given upon receipt when delivered personally, by mail, by courier, by facsimile, telegram, telex or similar means of communication (in all instances other than delivery by mail with




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confirmation by mail to be provided by the party giving notice) to the recipient party, to the following addresses:

                If to Purchaser:

                Marin Capital Corporation
                700 West Georgia Street
                Suite 3010
                Vancouver, British Columbia, Canada V7V 185
                Facsimile: (604) 681-5187
                Attention: Victor Grundy

                with a copy to:

                Hammerberg & Company, Barristers & Solicitors
                10711 Cambie Road, Suite 210
                Richmond, B.C. Canada V6X 3G5
                Facsimile: (604) 303-8511
                Attention: Mel Beaton, Esq.

                and with a copy to:

                Morris, Manning & Martin, LLP
                1600 Atlanta Financial Center
                3343 Peachtree Road, N.E.
                Atlanta, Georgia 30326
                Facsimile: (404) 365-9532
                Attention: Chuck Beaudrot

                If to the Seller:

                Verso Technologies, Inc.
                400 Galleria Parkway, Suite 300
                Atlanta, Georgia 30339
                Facsimile: (678) 589-3750
                Attention: Juliet M. Reising, Chief Financial Officer

                with copy to:

                Jaffe, Raitt, Heuer & Weiss,
                Professional Corporation
                One Woodward Avenue, Suite 2400
                Detroit, Michigan 48226
                Facsimile: (313) 961-8358
                Attention: William E. Sider and Joel M. Alam

Any party may change its address for purposes of this Section 12.5 by notice to the others of such change in the manner specified above. Notices, requests, demands or other communications shall be deemed given (i) if delivered personally, upon delivery, (ii) if delivered




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

by registered or certified mail (postage prepaid, return receipt requested), upon the earlier of actual delivery or three business days after being mailed,
(iii) if delivered by overnight courier or similar service, upon delivery, or
(iv) if given by facsimile, upon receipt of confirmation of transmission by facsimile; provided that if such notices or other communications would otherwise be deemed given on a day which is not a business day, the delivery shall be deemed the first business day following such day.

         12.5 Assignment; Successors. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any of the parties hereto, either in whole or in part, without the prior written consent of the other parties hereto; provided, however, that the Seller may, without the Purchaser's prior consent, assign its rights under this Agreement, including the right to receive payment of the Earnout Amount, to PNC Bank, National Association.

         12.6 Annexes; Entire Agreement. The Schedules and Exhibits hereto constitute an integral part of this Agreement. This Agreement, the other Acquisition Documents and the Letter Agreement constitute the entire and sole agreement and understanding between the parties hereto with respect to the subject matter hereof and thereof and supersede any prior or contemporaneous understanding, agreements, representations or warranties, whether oral or written, with respect to the subject matter hereof and thereof.

         12.7 Severability. Any provision of this Agreement which may be determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement, and any such prohibition or unenforceability in such jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. Moreover, if any one or more provisions contained in this Agreement shall for any reason be held by any court of competent jurisdiction to be excessively broad as to time, duration, geographical scope, activity or subject, it shall be construed, by limiting and reducing it, so as to be enforceable to the extent compatible with the applicable law as it shall then appear.

         12.8 Time. Subject to any required notice and the lapse of any applicable cure periods, time is of the essence of this Agreement with respect to each and every provision of this Agreement in which time is specifically expressed to be a factor.

         12.9 Modification, Amendment, Waiver. No modification or amendment of any provision of this Agreement shall be effective unless approved in writing by the parties to the Agreement. No party shall be deemed to have waived compliance by any other party with any provision of this Agreement unless such waiver is in writing, and the failure of any party at any time to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the rights of any party thereafter to enforce such provisions in accordance with their terms. No waiver of any provision of this Agreement shall be deemed to be a waiver of any other provision of this Agreement. No waiver of any breach of any provision of this Agreement shall be deemed the waiver of any subsequent breach thereof or of any other provision of this Agreement.




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

         12.10 Counterparts; Facsimile. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document. All such counterparts will be deemed to be an original, shall be construed together and shall constitute one and the same instrument. Photostatic or facsimile reproductions of this Agreement may be made and relied upon to the same extent as originals.

                  IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.


                                MARIN CAPITAL CORPORATION


                                By:  /s/ Charles E. Young
                                         ----------------
                                     Name: Charles E. Young
                                     Title: President



                                VERSO TECHNOLOGIES, INC.


                                By:  /s/ Juliet M. Reising
                                         -----------------
                                     Name: Juliet M. Reising
                                     Title: Executive Vice President and Chief
                                Financial Officer






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